______________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2003.

PROTHERICS PLC
(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F     X      Form 40-F ____

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____    No     X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-___________.

     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange in April 2003.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: April 9, 2003	By:	/s/ Barrington M. Riley Barrington M. Riley Finance Director

(PROTHERICS LOGO)

2 April 2003

PROTHERICS PLC

Trading Update for the year ended 31 March 2003

Protherics PLC, (“Protherics” or the “Company”) the UK biopharmaceutical company, today announces its review of trading for the second half of the year ended 31 March 2003. Since reporting its interim results on 3rd December 2002, the Company expects to have traded profitably over the final six months of the year. The loss for the full year is anticipated to be within the range of market estimates.

This anticipated trading performance has been achieved despite a lower than expected turnover in the full year. Production activity for CroFab™ has been particularly concentrated approaching the start of the spring “biting season”. The final three batches of CroFab™ manufactured in the financial year 2002/2003 are now to be released to the market early in the financial year 2003/2004. The first of these three batches was released on 1 April 2003 and the remaining two will be released in time for the snake bite season.

The impact of delayed sales is expected to be largely offset by improved margins and lower operating costs. The reduced revenue in the year ended 31 March 2003 is expected to create a matching benefit in the first half of the new financial year.

For further information contact:

Protherics PLC
Andrew Heath	Chief Executive	+44 (0) 20 7246 9950
+44 (0) 7919 480 510

Barry Riley	Finance Director	+44 (0) 1928 518 003

The Maitland Consultancy
Brian Hudspith	+44 (0) 20 7379 5151
Simone Cheetham

Protherics PLC

Protherics is an international biopharmaceutical company, whose platform technology is the development and production of immunotherapeutics. Protherics’ product portfolio includes two products which have received US Food and Drug Administration (FDA) approval — CroFab™, a rattlesnake antivenom, and DigiFab™ (Digoxin Immune Fab (Ovine), a treatment for digoxin toxicity.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)

An electronic version of this will be available at: www.protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.